EXHIBIT 23.1


INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement Nos. 33-63627, 333-27715, and 333-45373 for PHH Corporation on Form S-3 of our report dated August 11, 1999 (which expresses an unqualified opinion and includes explanatory paragraphs relating to the restatement related to the merger of Cendant Corporation's relocation business and fuel card business with the
Company and the subsequent divestiture of its fleet business segment, reclassifications to conform to the presentation used by Cendant Corporation described in Notes 3 and 4 and presentation of the Company's fleet business as a discontinued operation as described in Note 4), appearing in this Annual Report on Form 10-K/A of PHH Corporation for the year ended December 31, 1998.


Deloitte & Touche LLP

Parsippany, New Jersey

August 11, 1999